Exhibit 99.2

STARFIELD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED NOVEMBER 30, 2009

GENERAL

The following is management’s discussion and analysis (“MD&A”) of the operations, results, and financial position of Starfield Resources Inc. (“Starfield” or “the Company”) for the three and nine months ended November 30, 2009, which should be read in conjunction with the Company’s audited financial statements for the year ended February 28, 2009.

Unless otherwise noted, amounts are in Canadian dollars.

FORWARD LOOKING STATEMENTS

Certain information contained or incorporated by reference in this MD&A, including any information as to Starfield`s future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of nickel, copper, platinum, palladium, and cobalt; volatility in the price of fuel and electricity; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada; business opportunities that may be pursued by the Company; operating or technical difficulties in connection with mining or development activities; employee relations; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks. Many of these uncertainties and contingencies can affect the Company`s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Starfield. These factors are discussed in greater detail in the Company’s most recent Form 20-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

NOTE TO U.S. INVESTORS REGARDING RESERVES AND RESOURCE ESTIMATES

The Company is required under Canadian law (National Instrument 43-101) to calculate and categorize mineral reserves and resources under the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), CIM Standards on Mineral Resources and Reserves Definitions and Guidelines. These guidelines establish definitions for the reporting of exploration information, mineral resources and mineral reserves in Canada. The U.S. Securities and Exchange Commission (the “SEC”) has not adopted or approved these definitions for use in the United States.

Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources if such resources are material to the company. While the terms “measured resource”, “indicated resource” and “inferred resource” are recognized and required by Canadian securities laws, the SEC does not recognize them, including under its Industry Guide 7. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. persons are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, U.S. persons are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

Accordingly, information concerning descriptions of mineralization, resources and reserves contained herein, and in information filed by the Company on SEDAR and EDGAR, may not be comparable to information made public by U.S. companies subject only to the reporting and disclosure requirements of the SEC.

DATE

This MD&A covers the three and nine months ended November 30, 2009, and was prepared on January 8, 2010.

OVERALL PERFORMANCE

Introduction

Starfield is a geologically diverse resource company with multiple projects in favourable geographical settings. The Company is conducting advanced exploration on its 100%-owned 625,000-acre Ferguson Lake nickel-copper-platinum-palladium-cobalt property (the “Property”) located in Nunavut, Canada. Through a joint venture agreement with Thanda Resources Inc. (“Thanda”), the Company has also commenced an exploration program for diamonds on several parts of its property. On March 20, 2008, the Company announced positive economics from a preliminary assessment (“scoping study”) of its 100%-owned Ferguson Lake project in Nunavut. On December 15, 2008, the scoping study was updated, and continues to show that the project has positive economics. Potentially large and economically viable deposits, such as Ferguson Lake, are not common, especially in a politically stable environment like Canada.

All dollar values are in Canadian dollars unless otherwise indicated.

The Company completed the acquisition of Nevoro on October 8, 2009.  The three primary assets acquired in the acquisition are as follows:
•
the Stillwater Project, a nickel-copper-cobalt and chromium property located in Montana, USA, covering 13,930 acres adjacent to the Stillwater Platinum Mine, one of the world’s highest grade and largest producers of platinum group metals;

•
the Moonlight Project, a copper-silver property located in California. Included in the Moonlight Project is the Moonlight Valley target with a National Instrument 43-101 (“NI 43-101”) compliant indicated resource of approximately 161 million tons averaging 0.324% copper, 0.003 ounces of gold and 0.112 ounces of silver per ton and an inferred resource of 88 million tons averaging 0.282% copper per ton; and,

•
a portfolio of eight Nevada gold properties located in a historic high-grade mining district. The exploration on these eight properties is conducted in conjunction with Golden Predator Mines US, Inc. (“Golden Predator”) who has the opportunity to earn-in an initial 51% interest in each of the properties by spending US$1.5 million on any or all of the properties within 30 months of signing a definitive exploration and option to joint venture agreement.

Other highlights

In December 2009, Starfield completed $2.9 million in flow-through private placement financing.  As a result, Starfield issued an additional 27,377,636 common shares at a price of $0.105 per flow-through common share.

On November 25, 2009 and December 1, 2009, the Company announced assay results from Starfield’s drill program at its Moonlight copper project in Plumas County, California. The information gained will provide a better understanding of the geology and nature of the copper mineralization present and will be used to plan future drilling.

On November 11, 2009, Starfield announced successful results from an independent assessment of its hydrometallurgical process that is being developed to treat massive sulphide ore, including that from the Company’s Ferguson Lake project, in an environmentally friendly and energy efficient manner.

Financial summary

As at November 30, 2009, Starfield had $1.5 million in cash compared to the February 28, 2009 year end balance of $3.9 million. Subsequent to the quarter end, the Company raised $2.9 million in private placement financing.

The Company had working capital of $1.2 million as of November 30, 2009 (February 28, 2009 - $4.1 million).

The Company’s financial instruments consist of cash, account receivable and refundable deposits, accounts payable plus accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. No cash or investments are held in commercial paper or asset based securities.

Other than the announced acquisition of Nevoro discussed above, there were no acquisitions, dispositions, write-offs, abandonments or other similar transactions during the three and nine month periods ended November 30, 2009.

All dollar values are in Canadian dollars unless otherwise indicated.

Other information

The results of operations reflect the costs of property acquisitions, exploration expenses and costs incurred by the Company in order to maintain its properties in good standing with regulatory authorities, and for administrative infrastructure to manage the acquisition, exploration, and financing activities of the Company. General and administrative costs can be expected to increase or decrease in relation to the changes in activity required as property acquisitions and exploration continue. General and administrative costs are reduced by interest earned on bank accounts and short term investments. As of November 30, 2009, the Company had not recorded any revenues from its exploration projects.

OUTLOOK

General economic conditions and the current stock and metals market turmoil continue to have a materially negative impact on the junior resource sector. The ongoing financial crisis is forcing banks to tighten lending activities, impacting the ability of many mining companies to obtain financing for projects. Junior exploration companies typically rely upon equity financing or joint venture partnerships to fund their activities, and it is currently difficult for many mining companies to raise funds. Management has considered how the market conditions have impacted the Company’s viability. At present, Starfield has positive working capital, and has sufficient funding to complete its fiscal 2010 and fiscal 2011 exploration programs. If, however, Starfield chooses to expand its exploration programs in a material way, it will require additional funding.

During the nine months ended November 30, 2009, funds have been spent to perform additional test work to refine the oxidation and hydrolysis stages of Starfield’s hydrometallurgical process. This additional test work verified the results of the testing that took place last year, and was required prior to proceeding with plans for the pilot plant. The development process can now advance to the next stage, which is to perform the oxidation and hydrolysis processes in continuous mode within commercially viable parameters.

Looking forward, Starfield will continue to advance its Ferguson Lake project in a financially prudent way by reducing discretionary expenditures. Continued exploration programs designed to discover and evaluate potential diamond-bearing kimberlitic intrusives is warranted as a result of the mineralogical studies on select mineral grains obtained from till samples collected throughout the property and the recently completed airborne geophysical survey covering the Y Lake area. Partnering with Thanda on the diamond exploration will allow the Company to continue to focus its exploration efforts on the further evaluation of the known massive sulphide deposit, as well as begin the evaluation of other gold and base metals exploration targets.

The Company continues to advance its environmental testing and permitting in fiscal 2010 (the year to February 28, 2010).

The Company will focus on the following priorities over the remainder of fiscal 2010 and fiscal 2011:

•	Drill between six to ten holes into the Y Lake anomaly at Ferguson Lake;
•	Fly a geophysical survey of the entire shear zone on the Moonlight Project. Drill a minimum of 6,500 feet to follow up on the high-grade footwall intercepts previously encountered;
•	Drill approximately 2,500 feet on the Stillwater Project, to be followed up with a larger scale drilling program if initial results are successful;
•	Develop the flow-sheet for the hydrometallurgical process, begin construction on a mini pilot plant and, subsequently, begin operations using Ferguson Lake massive sulphides;
•	Actively seek a joint venture partner for the chromium exploration in Montana; and,
•	Maintain the Ferguson Lake camp and continue the permitting process.

All dollar values are in Canadian dollars unless otherwise indicated.

FERGUSON LAKE PROJECT

Introduction

With claim blocks spanning over 625,000 acres, and resources containing more than 44 million tonnes, the Ferguson Lake Project is the largest base metal (nickel-copper-cobalt) and platinum group metals (“PGM”) project in Nunavut.  Advanced exploration has been conducted by the Company since entering into an option agreement in 1999 whereby Starfield purchased a 100% interest in the mineral claims comprising the Ferguson Lake Property. The Company has undertaken a number of exploratory programs, which have included geological mapping and prospecting, surface and airborne geophysical surveys, and diamond drilling. Additionally, Starfield has commenced exploration for diamonds and gold in other areas of its property. By advancing the massive sulphide discovery towards development, and uncovering value in additional areas of its large land holding, Starfield is well positioned to take advantage of future metal markets.

Scoping Study Confirms Economic Potential of Ferguson Lake Project

An updated scoping study, completed by Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”), was filed on SEDAR on December 15, 2008. The study reflects updated metallurgical testwork results, the effects on capital and operating costs, a discussion of drill results since the last Mineral Resource update, the proposed plant site change to Arviat, the addition of revenue from hematite production, and an updated cash flow with an expanded discussion of commodity price sensitivities. The study shows that the Ferguson Lake project continues to have positive economics, even in the current negative market conditions.

Highlights of this updated scoping study are as follows:

•	Annual production anticipated at 27.5 million pounds of nickel, 43.6 million pounds of copper, 2.9 million pounds of cobalt, 1.4 million tonnes of sulphuric acid, and 1.4 million tonnes of hematite;
•	Resources sufficient to enable operations through 2030;
•	Capital costs estimated to be CDN$1.51 billion; and
•	Hydromet process, with by-product electrical power generation, resulting in very low cost operations.

The Company is pleased that the revised scoping study continues to indicate a viable project at Ferguson Lake. The study was based primarily on the West Zone resource, and did not include the East Zone. The East Zone, which contains 9.5 million tonnes of mineralization, was excluded due to insufficient diamond drilling and grade information. Also excluded was the potential of the low-sulphide PGM. The metals and acid markets are very volatile, and the return on the project will fluctuate accordingly.

The Ferguson Lake project is expected to initially consist of a small open pit mine, followed by transition into an underground mine within one year of operation. Infrastructure will include a processing plant onsite at Ferguson Lake to crush, clean and grind massive sulphides into slurry. Current plans call for a 285 kilometre pipeline that will transport the slurry from Ferguson Lake to a metallurgical processing plant located on the west coast of Hudson Bay. The two facilities will be connected by an 11-megawatt power line that follows the same path as the slurry pipeline.

All dollar values are in Canadian dollars unless otherwise indicated.

The hydrometallurgical processing plant is expected to extract pure, London Metal Exchange-grade nickel, copper and cobalt metals from the Ferguson Lake massive sulphides at competitive production costs. Unlike most metallurgical extraction processes, this environmentally-friendly method generates no toxic residues, recycles key reagents within the process, and produces sufficient electricity directly from the leaching of massive sulphides to power both the plant and the mine, with some excess electricity available for potential sale.

The electricity will be produced from steam created as a result of burning the hydrogen sulphide gas generated from the first stage of leaching. This generates a vast amount of heat while producing a saleable reagent (sulphuric acid) and superheated steam to generate electricity. Generating power from the ore itself means that there is no need to import fuel oil to power the plant, and therefore, no greenhouse gases are emitted to the atmosphere. Dr. Bryn Harris, B.Sc., Ph.D., FCIM, FIMMM, C.Eng, is the Qualified Person for the hydrometallurgical process.

A substantial amount of planning and innovation went into this study. The Company’s ability to generate its own electricity results in economical operating costs, and the process plant’s proximity to deep water shipping will make it easier for resupply and by-product transportation.

The scoping study is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to apply the economic considerations that would enable them to be categorized as mineral reserves. There is no certainty that the reserves development, production and economic forecasts on which this scoping study is based will be realized.

Exploration Program

Significant exploration and diamond drilling undertaken in the prior year was primarily designed to upgrade the confidence in the existing copper-nickel-cobalt sulphide mineralization through a series of interspaced and extended drill holes. Additionally, a portion of the drilling was extended beneath the massive sulphide resource in an effort to further understand the low-sulphide PGM occurrence. The massive sulphides are currently being remodelled, and at the same time, the data for the low sulphide PGM sequence is also being modeled. Preliminary results have been received and the Company will finalize the report when adequate resources are available. The final report was put on hold in an effort to conserve funds.

During late April 2009, the Company flew a detailed helicopter-borne geophysical survey designed to further delineate possible diamond and gold targets in the vicinity of the Y Lake Trend. This detailed geophysical program consisted of combined DIGHEM electromagnetic and Horizontal Magnetic Gradiometer surveys totalling 4,729 kilometres. In addition to better defining the complex geology within the survey area, the recently completed processing and interpretation of the data has identified 14 resistivity anomalies. These anomalies are potentially significant, since their size (greater than 100 metres in diameter), shape and apparent continuation to depth may be indicative of kimberlitic intrusive features. Anomaly M4 is particularly encouraging since it is located approximately 1.5 kilometres up-ice of till sample TDS5-126, which contained the previously reported micro-diamond found during mineralogical studies performed by SGS Mineral Services. Additional ground reconnaissance work, rock-chip sampling of targeted areas and closely spaced follow-up till sampling would be the next steps for each of the identified anomalies. Additional diamond drilling will also take place, if warranted, on the most prospective targets to determine if they are diamondiferous. This exploration program will be funded through Starfield’s arrangement with Thanda.

On October 5, 2009, Starfield announced the signing of a joint venture agreement with Thanda to advance Starfield’s previously identified diamond exploration program. The agreement gives Thanda the right to earn an initial 50% participating interest in a joint venture that will focus on the exploration and development of the diamond potential at the Ferguson Lake property by incurring cumulative exploration expenses of $6.5 million over a three year period. After the initial $6.5 million investment, Thanda may choose to commence a prefeasibility study. Upon completion of a prefeasibility study, Starfield may choose to either retain a 30% interest in the project by paying its pro-rata share of the costs of the prefeasibility study and future development, or convert to a 3% gross revenue royalty.

All dollar values are in Canadian dollars unless otherwise indicated.

On October 27, 2009, Starfield announced its 2009 drill program for diamonds had commenced on the first of seven high-priority kimberlite-type geophysical anomalies at the Company’s large Ferguson Lake Project in Nunavut, Canada. Thanda is funding the drill program and providing their diamond expertise to design and supervise the program, while Starfield is operating the program using its existing Ferguson Lake infrastructure.

The initiative provides for seven holes to be drilled over four weeks at seven high-priority targets, conditions permitting. Initial drilling commenced at anomaly M4, located approximately 1.5 kilometers up-ice of till sample TDS5-126, which contained the previously reported micro-diamond found during mineralogical studies by SGS Minerals Services. A total of 12 electromagnetic anomalies were identified by a detailed helicopter-borne geophysical survey flown in April of this year. Maps indicating the location of these anomalies can be viewed on Starfield’s website. This program was completed at the end of the third quarter.

Any kimberlite core encountered will be logged and sampled, and samples sent to SGS laboratory facilities in Lakefield, Ontario for micro-diamond and diamond indicator analysis. This information will be used to assess the economic potential of the kimberlites.

During the third quarter, Starfield also completed a short drilling program of one hole into the Y Lake area. Assay results are pending.

Hydrometallurgical Testing

In 2006, the Company announced the successful hydrometallurgical bench-scale test extraction of base metals from the Ferguson Lake massive sulphide mineralization, and the subsequent production of high purity nickel and copper metal from the process solution. The 2006 program resulted in laboratory recoveries (from sulphide core samples) ranging from 98% to 99.8% for copper and nickel and 60% to 70% for cobalt. During the two-stage treatment process, the PGMs remain in the final residue (10% of original mass of sample) as a precious metal concentrate with a grade between 30 and 50 grams of palladium plus platinum per tonne. Separate electrolytic nickel and copper (99.99% purity) metal coupons (wafers) have been produced from the hydrometallurgical treatment solutions.

The success of this research program has allowed Starfield to develop a novel, environmentally-friendly and energy-efficient hydrometallurgical flow sheet to recover the base and precious metals from its Ferguson Lake massive sulphides. This process is carried out at atmospheric pressure, thus eliminating the need for a pressure leaching system. The research is focused on the crucial process step of iron precipitation and regeneration of the hydrochloric acid needed for the leaching step.

In 2006, the Company provided funding to Dr. Harris to arrange and build a two-stage mini pilot plant leach circuit. The custom-built pilot plant is designed to provide continuous feed and testing of the process. In 2007, the Company signed a contract with SGS Lakefield Research Limited to test the mini pilot plant using the Ferguson Lake massive sulphides. The process circuit’s modular units were set up at the SGS laboratory facility located in Lakefield, Ontario. Dr. Harris and the professional hydrometallurgical staff of Lakefield successfully carried out the project to its completion in the fall of 2007. The objectives of the project were fully realized, by demonstrating the continuous operational capability of the leaching circuits, and providing the data necessary for the scoping study.

During 2006 and 2007, SGS Lakefield Research Limited was also contracted to carry out flotation and metallurgical testing on Ferguson Lake massive sulphide mineralization, and to conduct Platsol Hydrometallurgical leaching of first stage leach concentrate produced from the Harris hydro-metallurgical process. All of these projects have been completed to support the Scott Wilson RPA scoping study evaluation of the Ferguson Lake Project.

All dollar values are in Canadian dollars unless otherwise indicated.

In 2008, the Company released further successful test results from the refinement of the hydrolysis circuit in its hydrometallurgical process. During batch testing, the iron hydrolysis and acid recovery circuit worked well, producing high quality hematite and simultaneously recovering high strength hydrochloric acid. The hematite is of sufficient purity and quality to be used directly in steelmaking, and therefore presents a potential new revenue stream for the Ferguson Lake project. Testing of the semi-continuous circuit for iron hydrolysis, precipitation and hydrochloric acid recovery has been ongoing in Montreal. Initial results are encouraging, and further testing is planned.

Preliminary results show:

•	The procedure can be effectively and efficiently translated from the initial batch mode of testing to continuous operation. This is a key achievement in any hydrometallurgical process;
•	Hydrochloric acid, ranging from 30% to 35% in strength, has been continuously, and more importantly, steadily and consistently produced over extended periods of several hours; and,
•
The process generates a highly crystalline black hematite, with a coarse texture that filters very well, and an iron content of 68% to 71%, with no detectable base metals and very low chloride content (<0.2%).

Since the publication of the Company’s scoping study that was filed on SEDAR on May 1, 2008, considerable progress has been made towards optimizing and finalizing the process circuit. The magnesium chloride matrix has been replaced by hydrochloric acid leaching. All the data generated with magnesium are equally applicable to acid alone. The primary leach and secondary leach, both of which were successfully piloted at SGS Lakefield in 2007, perform exactly the same with iron as the matrix as they did with magnesium.

On November 11, 2009, the Company announced successful results from an independent assessment of its hydrometallurgical process that is being developed to treat massive sulphide ore, including that from the Company’s Ferguson Lake project, in an environmentally friendly and energy efficient manner.

Earlier in 2009, Starfield engaged the Department of Mining and Materials Engineering, Hydrometallurgy Group, at McGill University in Montreal to perform a series of bench scale and semi-continuous oxidation and hydrolysis tests. These tests were designed to follow up on McGill’s work conducted under a Natural Sciences and Engineering Research Council of Canada (NSERC)/Starfield Collaborative Research and Development (CRD) grant. The majority of this work was completed during the summer and fall of 2009 under the guidance of Professor George Demopoulos. The McGill test work showed that under semi-continuous conditions, the oxidation and hydrolysis process results continued to behave in a manner that the Company expects will lead to commercial application.

This work will be used for the next steps in the development of the process, which will lead to a pilot plant design and proof of process. The development process can now advance to the next stage, which is to perform the oxidation and hydrolysis processes in continuous mode within commercially viable parameters.

STILLWATER PROJECT

The Stillwater Project, comprising approximately 4,070 acres, is located in south central Montana, approximately 129 kilometres west southwest of the city of Billings. The project area is in the eastern part of the Stillwater Complex, an Archean-age layered mafic-ultramafic magmatic intrusion exposed for 48 kilometres along the northern margin of the Beartooth Mountains. On August 26, 2009, an additional 9,680 acres was added through a purchase and sale agreement with Beartooth Platinum Corporation (“Beartooth”). The Stillwater Complex and adjacent rocks have been known to contain copper, nickel, cobalt and chromium deposits since the late 1800s. More recently, deposits of PGM elements have been recognized. Historical resources were defined on the properties, but are not in compliance with NI 43-101.

All dollar values are in Canadian dollars unless otherwise indicated.

As previously noted above, Starfield’s Stillwater Project overlies a significant part of the exposed Stillwater Complex, which is a large differentiated, mafic-ultramafic layered intrusive that is analogous in terms of lithologies and mineralization to the Bushveld Igneous Complex in South Africa and the Noril’sk/Talnakh deposit in Russia. Like these prolifically mineralized intrusive complexes, and as evidenced by the adjacent Stillwater platinum-palladium mine, as well as previous exploration results on the project, Starfield believes its large land position covers several excellent PGM, copper-nickel-cobalt and chrome exploration targets.

Three general targets present on Starfield’s Stillwater Project are of particular interest with respect to the exploration of PGM mineralization. These include the “A” and “B” chromitites located near the base of the Ultramafic Series, the Volatile Enriched Zone (“VEZ”) located at the top of the Ultramafic Series and the potentially strongly mineralized discordant dunite bodies cutting the Ultramafic Series. The VEZ target lies a few hundred feet west of and down section of the JM Reef, which is a PGM-bearing complex that is currently being exploited by Stillwater Mining. (A schematic of Starfield’s claims in the Stillwater district is available on the Company’s website.)

Starfield’s priority was to assemble all of the historical data from the Stillwater Project and the new claims purchased from Beartooth, and to actively seek a joint venture partner to further explore the chromium potential on the properties.  The priority over then next several quarters is to work through the available data to identify exploration targets for the fiscal 2011 exploration season.

As a result of being able to review this extensive database, it is now apparent that the VEZ target is not just a localized area of strongly elevated PGM mineralization. In fact, an airborne survey flown by Fugro Airborne Surveys on behalf of Beartooth indicated that the VEZ target is a laterally extensive, sulphide bearing horizon that is analogous to and sub-parallel to the JM Reef. The airborne survey clearly indicated that the VEZ target is approximately 12 km (7.5 mi) in length, and that most of the VEZ horizon occurs on claims that are now controlled by Starfield.

The Fugro Airborne Survey also identified a strong conductor on a segment of the VEZ located on Starfield’s claims. Previous sampling on this segment reportedly averaged 0.13 ounces per ton (4.45 g/t) platinum and 0.32 ounces per ton (10.96 g/t) palladium over a width of 7.6 metres (25 feet).

MOONLIGHT PROJECT

The Moonlight Project is located approximately 140 kilometres northwest of Reno, Nevada in Plumas County, northeastern California, totalling approximately 8,900 acres. The project occurs in a structurally complex area at the northernmost end of the Sierra Nevada Batholith, in a complex intrusive rock body known as the Lights Creek Stock. It is part of the Plumas Copper Belt, site of many historically productive high-grade copper-gold-silver mines, which have been largely inactive since the 1930s. There are three advanced targets with historical resources: Superior, Engels and Moonlight Valley. Only Moonlight Valley has a NI 43-101 compliant indicated resource of approximately 161 million tons at 0.324% copper per ton and inferred resources of 88 million tons at 0.282% copper per ton. The Moonlight Copper Project is comprised of the Diane Claims, Teagan Claims and California- Engels Claims.

On October 29, 2009, Starfield announced its plans to drill at the Engels Prospect to follow up on drilling performed in 2007 where several intervals exceeding 4% copper were encountered. The information gained from this drilling will provide a better understanding of the geology and nature of the copper mineralization present, and will be used to plan further drilling on this high potential target. The recently completed preliminary core drilling program consisted of three angle holes totaling 574 feet (175 metres).

All dollar values are in Canadian dollars unless otherwise indicated.

Starfield announced initial assay results from the above-noted drill program on November 25, 2009. Assay results have been received for two of the three holes drilled. Diamond drill hole number ME09-01 was drilled to a depth of 250 feet. The first 140 feet averaged 1.88% copper, including a 13.5 foot interval between 96.5 feet and 110 feet that averaged 5.36% copper and a 10 foot interval between 130 feet and 140 feet that averaged 8.23% copper. In addition, hole number ME09-01 contained a 31.5 foot interval between 158.5 feet and 190 feet that averaged 3.38% copper, which included a 10.5 foot interval averaging 8.87% copper.

Diamond drill hole number ME09-02 was drilled to a depth of 134 feet. The first 74.3 feet averaged 3.26% copper, including a 6.5 foot interval between 32.5 feet and 39 feet that averaged 6.74% copper and a 17.3 foot interval between 46 feet and 63.3 feet that averaged 9.94% copper. In addition, there was a 9.7 foot interval between 79.3 feet and 89.0 feet that averaged 11.25% copper. A cross-section of holes ME09-01 and ME09-02 can be viewed on the Company’s website. The intervals listed are drill core lengths and do not necessarily depict true width.

On December 1, 2009, Starfield announced additional assay results from the Company’s drill program at its Moonlight copper project. The table below provides silver assay results from the same two holes. The intervals listed are drill core lengths and do not necessarily depict true width.

Moonlight Engels 2009 Silver Assay Results

Hole No.	From (f)	To (f)	Interval (f)	Silver (g/t)
ME09-01	98.0	140.0	41.0	40.9
	158.5	176.0	17.5	54.5
ME09-02	42.0	74.3	32.3	61.8
	79.3	89.0	9.7	87.5

Hole ME09-02 also encountered several minor intercepts of gold ranging from 1.5 g/t to 3.6 g/t. Assays from hole ME09-03 are still pending.

Starfield’s priority over the next two quarters is to closely examine the geology of both the Engels and Superior mines, to identify prospective targets for next spring’s exploration program where follow-up work will be conducted on the above-noted intercepts.

NEVADA GOLD PROPERTIES

Starfield holds a portfolio of eight properties (St. Elmo, Dome Hill, Silver King, Eagleville, Jenny Hill, Germany Canyon, Cedar and Stealth), consisting of a total of 1,234 claims, located in a historic high-grade mining district.  All are located in the State of Nevada except for Dome Hill, which straddles the Nevada-California border.

On June 1, 2009, the Company signed a Letter of Intent (“LOI”) with Golden Predator Mines US Inc., a wholly owned Nevada subsidiary of Golden Predator Royalty and Development (“Golden Predator”), in which Golden Predator can acquire up to a 75% interest in Starfield’s portfolio of eight Nevada properties.

All dollar values are in Canadian dollars unless otherwise indicated.

Golden Predator can earn an initial 51% interest in each of the properties by spending US$1.5 million on any or all of the properties within 30 months of the signing of a definitive Exploration and Option to Joint Venture Agreement. Golden Predator will assume the obligations of the Company in any underlying property agreements and the payment of Bureau of Land Management claim maintenance fees. Upon completion of the initial 51% earn-in, Golden Predator can earn an additional 24% interest in the property portfolio, (thereby increasing to its interest to 75%) by spending an additional US$3.0 million dollars during the three year period following the initial earn-in.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Company for its last eight completed quarters:

Quarter ended	2009 Nov 30 Q3	2009 Aug 31 Q2	2009 May 31 Q1	2009 Feb 28 Q4	2008 Nov 30 Q3	2008 Aug 31 Q2	2008 May 31 Q1	2008 Feb 29 Q4
Total revenue	-	-	-	-	-	-	-	-
Net loss, CDN GAAP	(350)	(399)	(501)	(1,146)	(587)	(421)	(988)	(3,446)
Deferred mineral property costs	767	687	1,861	1,910	8,280	11,054	7,471	2,484
Cash	1,495	915	2,225	3,899	7,209	17,008	24,489	10,915
Basic and diluted loss per share, CDN GAAP	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)
Weighted average number of shares	418,971	332,686	332,686	323,681	323,476	323,220	302,579	298,702

Note: the above table is in thousands of Canadian dollars except for per share items, which are in Canadian dollars, and weighted average numbers of shares, which are in thousands.

SELECTED ANNUAL INFORMATION

$, in thousands except for per share data	February 28, 2009	February 29, 2008	February 28, 2007
Cash and cash equivalents	3,899	10,915	506
Mineral properties, deferred exploration, and development expenditures	105,379	76,664	63,581
Working capital	4,136	10,819	(1,913)
Sales	-	-	-
Loss before income taxes	3,976	13,013	4,613
Net loss	3,142	11,840	2,100
Basic and fully diluted loss per share	(0.01)	(0.04)	(0.01)
Total assets	111,046	90,315	65,064
Dividends	-	-	-

Note: The above table is in thousands of Canadian dollars except for per share items, which are in Canadian dollars.

All dollar values are in Canadian dollars unless otherwise indicated.

Three months ended November 30, 2009 compared to the three months ended November 30, 2008

Deferred exploration costs incurred in the three months ended November 30, were as follows:

	3 months ended November 30, 2009 ($000’s)	3 months ended November 30, 2008 ($000’s)
Maintenance costs	27	195
Compensation	220	1,682
Aircraft support including helicopter moves	74	734
Diamond drilling	127	1,173
Camp support costs including fuel	104	2,846
Diamond exploration program	606	-
Recovery of diamond exploration program costs	(606)	-
Analytical and geophysical services	215	1,650
Accrual basis expenditures, included in balance sheet	767	8,280
Adjusted for non-cash expenditures and amounts unpaid at the end of the quarter	(307)	926
Amounts disclosed per the statement of cash flows	460	9,206

Deferred exploration expenditures incurred during the three months ended November 30, 2009 were $8.7 million lower than during the corresponding period in the prior year due to the reduced exploration programs in the current quarter. Compensation costs have decreased primarily due to a reduction in the amount of capitalized stock-based compensation compared to the prior year’s quarter in addition to a significant decrease in the number of personnel at the camp site. Starfield did not fully utilize its Ferguson Lake camp during the third quarter of fiscal 2010. As a result, there was a decrease in aircraft support and camp support costs for the period ended November 30, 2009. A small drilling program was completed at both the Moonlight Project and Ferguson Lake during the current quarter. This is compared to the significant drilling program that took place in the third quarter of the prior fiscal year. Analytical costs were higher in the prior year’s quarter as the Company was analyzing till samples, assays, performing geophysical work in addition to a substantial increase in work on the hydrometallurgical process compared to a reduced program in the current year.

The diamond exploration program commenced in the third quarter of the current fiscal year with no comparable expenditures in the prior year. Starfield incurs costs which are then reimbursed by Thanda.

All dollar values are in Canadian dollars unless otherwise indicated.

Quarterly general and administrative expenditures incurred were as follows:

	3 months ended November 30, 2009 ($000’s)	3 months ended November 30, 2008 ($000’s)
Consulting	4	2
Directors’ fees	51	66
Investor relations	27	91
Legal and audit	31	153
Management compensation	157	194
Rent and office	128	171
Transfer and regulatory fees	8	8
Travel and conferences	49	73
	455	758

General and administrative expenses for the three months ended November 30, 2009 decreased $0.3 million over the corresponding three months of the previous year due to the combination of the following changes:

•	Directors’ fees decreased due to fewer in-person board meetings in the current year compared to the same quarter in the prior year;
•	Investor relations expenses have decreased significantly in the current quarter as management has actively reduced all discretionary expenditures compared to the prior year;
•
Legal and audit expenses decreased in the current quarter due to management’s efforts to reduce all discretionary expenditures as well as a decrease in overall litigation matters in the current quarter;

•
Management compensation charges were lower in the three month period ended November 30, 2009 as eligible employees elected to receive a portion of their compensation in deferred compensation units (“DCUs”) thereby reducing the current period’s compensation expense;

•
Rent and office fees have decreased due to adjustments for increased insurance coverage and higher rent costs in the same period last year. There were no comparable expenditures in the current period; and

•	Travel and conferences substantially decreased over the same period in the prior year due to a concerted effort by management to curtail discretionary expenditures.

During the three months ended November 30, 2009, the Company granted no stock options (November 30, 2008 - 400,000) to directors, employees and consultants. The Company recognized $0.03 million in stock-based compensation expense, with a corresponding credit to contributed surplus on the balance sheet, of which $0.03 million of the expense was capitalized to mineral properties (November 30, 2008 - $1.1 million, $1.0 million capitalized). The Company realizes the fair market value of the stock-based compensation over the vesting period of the options. The fair value of the options granted is calculated using the Black-Scholes option pricing model. Options vest equally, with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

On March 1, 2009, the Company established a Compensation Plan for employees and directors. The plan provides for the issuance of units which mirror the value of the Company’s publicly-traded common shares. Each unit is equivalent in value to the fair market value of a common share of the Company on the date of award. The value of each award is charged to stock-based compensation expense over the period of vesting and a corresponding liability is established on the balance sheet. The outstanding units are marked-to-market at the end of each period.

All dollar values are in Canadian dollars unless otherwise indicated.

Under the plan, eligible employees and directors, as determined by the board of directors, will receive a portion of their compensation in DCUs in lieu of a cash payment. Eligible employees and directors agreed to take a salary reduction to fund their portion of the DCUs. The DCUs vest on a monthly basis and are redeemable in cash beginning March 1, 2010, or when the individual ceases to be employed by the Company. The employee DCUs are matched by Starfield. The Company’s matching DCUs vest equally on March 1, 2010 and March 1, 2011. All DCUs will be redeemed at their fair market value by March 1, 2011.

During the quarter ended November 30, 2009, 1,013,013 DCUs were issued, and $0.2 million was recorded to stock-based compensation expense, of which $0.1 million was capitalized to the compensation category under mineral properties. The outstanding DCUs were marked-to-market at November 30, 2009, and as a result of the decrease in Starfield’s share price, $0.2 million was credited to stock-based compensation expense, of which $0.1 million was capitalized to the compensation category under mineral properties.

Nine months ended November 30, 2009 compared to the nine months ended November 30, 2008

Deferred exploration costs incurred in the nine months ended November 30, were as follows:

	9 months ended November 30, 2009 ($000’s)	9 months ended November, 2008 ($000’s)
Maintenance costs	210	261
Compensation	1,266	6,351
Aircraft support including helicopter moves	139	3,994
Diamond drilling	127	3,538
Camp support costs including fuel	381	8,292
Diamond exploration program	607	-
Recovery of diamond exploration program costs	(607)	-
Analytical and geophysical services	1,133	4,369
Accrual basis expenditures, included in balance sheet	3,256	26,805
Adjusted for non-cash expenditures and amounts unpaid at the end of the quarter	(900)	(5,855)
Amounts disclosed per the statement of cash flows	2,356	20,950

Deferred exploration expenditures incurred during the nine months ended November 30, 2009 were $18.6 million lower than during the corresponding period in the prior year due to the reduced exploration programs in the current fiscal year. Compensation costs have decreased primarily due to a reduction in capitalization of stock-based compensation compared to the prior year in addition to a significant decrease in the number of personnel at the camp site. Starfield did not fully utilize its Ferguson Lake camp during the first nine months of fiscal 2010, which led to a minimization of personnel needed. As a result, there was a substantial decrease in aircraft support and camp support costs for the period ended November 30, 2009. A small drilling program has taken place in the current fiscal as several holes were drilled during the third quarter of the current year. In addition, several holes were drilled on the Moonlight property. This is compared to a significant drilling program that took place at Ferguson Lake in the same period of the prior fiscal year. Analytical costs were lower compared to the first nine months of the prior year as Starfield has a reduced exploration program with few assays expenditures and a decrease in costs required to advance its hydrometallurgical process.

All dollar values are in Canadian dollars unless otherwise indicated.

The diamond exploration program commenced in the third quarter of the current year with no comparable expenditures in the prior year. Starfield incurs costs which are then reimbursed by Thanda.

General and administrative expenditures incurred for the nine months ended November 30, were as follows:

	9 months ended November 30, 2009 ($000’s)	9 months ended November 30, 2008 ($000’s)
Consulting	9	53
Directors’ fees	173	153
Investor relations	82	344
Legal and audit	110	385
Management compensation	425	431
Rent and office	354	324
Transfer and regulatory fees	68	110
Travel and conferences	87	215
	1,308	2,015

General and administrative expenses for the nine months ended November 30, 2009 decreased $0.7 million over the corresponding nine months of the previous year due to the following changes:

•	Consulting fees were significantly lower as fees in the prior year were for search costs associated with the hiring of the VP, Exploration, with no comparable expenditures in the current year;
•
Directors’ fees increased in the current period due to an increased number of meetings as a result of the Nevoro transaction relative to the same period in the prior year in which there was no similar transaction;

•
Investor relations expenses have decreased in the current year as management has actively reduced all discretionary expenditures. In the prior year, expenditures included an analyst tour to the Ferguson Lake site, with no comparable expenditure in this fiscal year;

•
Legal and audit expenses decreased in the first nine months of the current fiscal year due to management’s efforts to reduce discretionary expenses. In addition, there was a decrease in both litigation matters and accounting services fees as compared to the prior year;

•	Rent and office fees have increased due to increased insurance coverage and higher rent costs in the current period compared to the same period last year;
•
Transfer and regulatory fees decreased over the same period in the prior year primarily due to additional listing fees, relating to the Q1 2009 financing charged by the TSX in the prior year.  There was no similar transaction in the current year; and,

•	Travel and conferences substantially decreased over the same period in the prior year due to a concerted effort by management to curtail discretionary expenditures.

During the nine months ended November 30, 2009, the Company granted no stock options (November 30, 2008 - 1,650,000) to directors, employees and consultants. The Company recognized $0.3 million in stock-based compensation expense, with a corresponding credit to contributed surplus on the balance sheet, of which $0.2 million of the expense was capitalized to mineral properties (November 30, 2008 - $3.8 million, $3.1 million capitalized). The Company realizes the fair market value of the stock-based compensation over the vesting period of the options. The fair value of the options granted is calculated using the Black-Scholes option pricing model. Options vest equally, with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

All dollar values are in Canadian dollars unless otherwise indicated.

During the nine months ended November 30, 2009, 3,039,039 DCUs were issued, and $0.6 million was recorded to stock-based compensation expense, of which $0.3 million was capitalized to the compensation category under mineral properties. The outstanding DCUs were marked-to-market at November 30, 2009, and as a result of the decrease in Starfield’s share price, $0.2 million was credited to stock-based compensation expense, of which $0.1 million was capitalized to the compensation category under mineral properties.

LIQUIDITY

General

The activities of the Company, principally the acquisition and exploration of mineral properties, are financed through the completion of offerings involving the sale of equity securities. These equity offerings generally include private placements and the exercise of warrants and options.

Since Starfield is an advanced exploration stage company, it does not have the ability to generate significant amounts of cash and cash equivalents in the short term. To maintain the Company's capacity to meet planned growth or to fund further development activities, the Company must utilize its current cash reserves, income from investments, and cash from the sale of securities. As described above, advanced exploration stage companies are heavily reliant on the equity market to fund activities, usually through private placements. Today’s equity markets make this alternative difficult without incurring significant dilution to existing shareholders. Starfield is considering all available alternatives, given appropriate pricing and other market conditions. However, it is currently uncertain, given the current economic and market conditions, whether such initiatives will be successful in generating sufficient cash flow to finance exploration activities.

As at November 30, 2009, Starfield had $1.5 million in cash (February 28, 2009 - $3.9 million) and working capital of $1.2 million (February 28, 2009 - $4.1 million). The decrease in cash and working capital at November 30, 2009 compared to February 28, 2009, is primarily a result of funding the exploration programs at Ferguson Lake, the Stillwater Project and the Moonlight Project, acquisition fees associated with the acquisition of Nevoro, maintaining the camp and the continuing development of the hydrometallurgical process during the current fiscal year. Subsequent to the quarter end, the Company raised $2.9 million through private placement financing.

There are 29.0 million warrants outstanding at November 30, 2009, (February 28, 2009 - 1.2 million) at a weighted average exercise price of $0.52, which, if fully exercised, would raise almost $15.1 million (February 28, 2009 - $1.5 million). The dollar value contribution of only in-the-money warrants is $0.2 million.

There are also 33.3 million share purchase options outstanding at November 30, 2009, (February 28, 2009 - 19.4 million) with a weighted average exercise price of $0.70 that would contribute approximately $23.3 million (February 28, 2009 - $18.8 million) if exercised in full. The dollar value contribution of only in-the-money options is $0.03 million.

The Company’s long-term debt consists of capital lease obligations, and its credit and interest rate risks are limited to interest-bearing cash balances.  Accounts payable and accrued liabilities are short-term and non-interest bearing.

All dollar values are in Canadian dollars unless otherwise indicated.

As of the date of this report, the Company had approximately $3.5 million in cash, which is held at the Royal Bank of Canada in Toronto. Starfield continues to consider opportunities for equity financing or joint venture partnerships.

As of the date of this MD&A, the Company had entered into the following non-discretionary contractual financial obligations:

Item ($, in thousands)	Total	Less than 1 year	1-3 years	More than 3 years
Toronto office leases	876	263	613	-
Kivalliq Inuit Association commercial lease	192	96	96	-
Capital leases for equipment	21	21	-	-
Total contractual obligations	1,089	380	709	-

Starfield’s receivables are mainly comprised of GST recoveries.

Prepaid expenses and deposits consist primarily of $0.3 million on deposit with the Kivalliq Inuit Association as reclamation, wildlife and environmental bonds, and $0.1 million of prepaid insurance.

Other

Starfield is not aware of any undisclosed commitments, events, risks or uncertainties that the Company reasonably believes will materially affect the Company's future performance.

Starfield has no defaults or arrears or anticipated defaults or arrears on dividend payments, lease payments, interest or principal payment on debt, debt covenants, and redemption or retraction or sinking fund payments.

The Company had no other unusual or infrequent events or transactions over the past year.

CAPITAL RESOURCES

Starfield has no commitments for additional capital expenditures as of the date of this report.

The discovery, development and acquisition of mineral properties are, in many instances, unpredictable events. Future metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Company does not expect to receive significant income from any of its properties within the foreseeable future. Should the Company decide to further develop any of its properties, the Company may fund its capital requirements by arranging additional equity financing, issuing long-term debt, arranging joint ventures with other companies, or through a combination of the above.

The Company does not have sources of financing that have been arranged but not yet used, nor are there expenditures not yet committed but required to maintain the Company's current exploration activities or to meet and to fund current mineral development activities.

RISKS AND UNCERTAINTIES

Exploration and mining companies face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical.

All dollar values are in Canadian dollars unless otherwise indicated.

The principal activity of the Company is mineral exploration, which is inherently risky. Exploration is also capital intensive, and the Company currently has no source of income other than that described above. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks, and therefore are one of the main assets of the Company.

Following are the risk factors, which the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the Company may not be suitable for all investors.

Competitive Conditions

The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Company competes with a number of other entities in the search for and the acquisition of productive mineral properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. As a result of this competition, the majority of which is from companies with substantially greater financial and technical resources than Starfield, the Company may be unable to acquire attractive properties in the future on terms it considers acceptable or recruit and retain qualified employees. In addition, Starfield competes with other resource companies, many of whom have more advanced properties that are better able to attract equity investments and other capital. Existing or future competition in the mining industry could adversely affect the Company’s prospect for mineral exploration and success in the future.

The ability of the Company to acquire properties depends on its success in exploring and developing its present properties and on its ability to select, acquire, and bring to production suitable properties or prospects for mineral exploration and development. Factors beyond the control of the Company may affect the marketability of minerals mined or discovered by Starfield. Mineral prices have historically been subject to fluctuations and are affected by numerous factors beyond the control of the Company.

Title Matters

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects.

A significant part of the Company’s mineral rights consist of “unpatented” mining claims created and maintained in accordance with the U.S. General Mining Law of 1872. Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the U.S. General Mining Law of 1872. Also, unpatented mining claims are always subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. Although no such legislation has been adopted to date, there can be no assurance that such legislation will not be adopted in the future. If ever adopted, such legislation could, among other things, impose royalties on production from currently unpatented mining claims located on federal lands. If such legislation is ever adopted, it could have an adverse impact on earnings from the Company’s operations, and it could reduce estimates of the Company’s present resources and the amount of the Company’s future exploration and development activity on federal lands.

All dollar values are in Canadian dollars unless otherwise indicated.

Going Concern

The Company’s ability to continue as a going concern is dependent on its ability to successfully develop and operate its properties. The Company will actively seek financing from time to time to develop its projects; however, the availability, amount and timing of the financing is not certain at this time.

Acquisition and Integration

From time to time the Company examines opportunities to acquire additional mining assets and business. Any acquisition that the Company may complete may be of significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisition would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material resource may prove to be below expectation; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any acquisition with existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisition.

The Company is Experiencing Negative Cash Flow

The success of the Company’s business will depend upon the Company’s ability to develop its cash flow from operations to a point where it becomes profitable. The Company currently has limited cash on hand and no revenue from operations. Since it is experiencing negative cash flow, its cash reserves are being depleted. Accordingly, the Company must obtain additional funds presently through the sale of equity and debt capital. The only alternatives for the financing of the Company’s business would be the offering by the Company of an interest in its mining properties to be earned by another party or to obtain project or operating financing from financial institutions, neither of which is presently intended.

If the Company cannot increase its cash flow and become profitable, it will have to raise additional funds. However, such funds might not be available on acceptable terms, and, as a result, there would be a material adverse effect on the Company (its business and results of operations), and it may not achieve its business objectives.

The Company has No History of Operations

The Company has no history of development on any of its properties. The Company may experience higher than budgeted costs and delays which were not expected. The Company must also locate and retain qualified personnel to conduct exploration work.  Further adverse changes in any one of such factors or the failure to locate and retain such personnel will have an additional adverse effect on the Company, its business and results of operations.

All dollar values are in Canadian dollars unless otherwise indicated.

The Mining Industry is Speculative and of a Very High Risk Nature

Mining activities are speculative by their nature and involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Company’s drilling activities are in the advanced exploration stage, and such advanced exploration is subject to the risk that previously reported inferred mineralization may not be economic. If this occurs, the Company’s existing resources may not be sufficient to support a profitable mining operation.

The Company’s activities are subject to a number of factors beyond its control, including intense industry competition and changes in economic conditions (including some operating costs, such as electrical power). Its operations are subject to all the hazards normally incidental to exploration, development and production of base and precious metals, any of which could result in work stoppages, damage to or loss of property and equipment, and possible environmental damage.

An adverse change in any one of such factors, hazards and risks would have a material adverse effect on the Company, its business and results of operations. This might result in the Company not meeting its business objectives.

Foreign Operations

Many of the Company’s property interests are located in the United States of America (“USA”), and are subject to that jurisdiction’s laws and regulations. The Company believes the present attitude of the USA to foreign investment and mining to be favourable but investors should assess the political risks of investing in a foreign country. Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

Foreign Currency Translation

The consolidated financial statements of the Company are presented in Canadian dollars, the functional currency. The operations of several of its subsidiaries are in US dollars.  The operations of the subsidiaries are translated as follows: monetary assets and liabilities are translated at exchange rates prevailing at the balance sheet date; non-monetary items and any related amortization of such items are translated at the rate of exchange in effect when the assets were acquired or obligations incurred; and all income and expense items are translated at average exchange rates prevailing during the year. Exchange gains and losses are included in net loss for the year. Management monitors foreign exchange derived from currency conversions but does not hedge its foreign currency. A significant change in the Canadian to US dollar exchange rate could have an adverse effect on the Company.

The Company is Dependent on Various Key Personnel

The Company’s success is dependent upon the performance of key personnel. The Company does not maintain life insurance for key personnel, and the loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

The Company’s Activities might suffer Losses from or Liabilities for Risks which are not Insurable

Hazards, such as unusual or unexpected geological formations and other conditions, are inherent in mineral exploration and development. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The occurrence of such liabilities could have a material, adverse effect on the Company’s financial position and results of operation.

All dollar values are in Canadian dollars unless otherwise indicated.

The Company currently carries general commercial liability, tenant’s legal liability, building, contents and contractors equipment insurance, as well as directors’ and officers’ insurance. Additionally, all contractors carry their own general and equipment liability insurance. Although the Company intends to maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition and results of operation.

There is Uncertainty of the Nature and Amount of the Company’s Resources

While the Company has carried out, and will carry out on an annual basis, estimates of its mineral resources, this should not be construed as a guarantee that such estimates are accurate. If such estimates prove to be materially inaccurate, that would have a material effect on the Company’s business and operations.

The Company may Experience Uncertainty in Marketing the Nickel, Copper, Platinum, Palladium and Cobalt which it may Potentially Mine

The Company’s future revenues are expected to be in large part derived from the mining and sale of nickel, copper, platinum, palladium and cobalt. The prices of these metals fluctuate, and are affected by numerous factors beyond the Company’s control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine development and improved mining and production methods. Any unfavourable change in these factors could cause the Company’s revenues, operations and financial condition to be materially adversely affected.

The Company’s Activities are Subject to Extensive Governmental Regulation and Permitting Requirements

Exploration, development and mining of minerals are subject to extensive federal, provincial and local laws and regulations governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, land claims of First Nations and local people, environmental protection and remediation, endangered and protected species, mine safety and other matters. These laws and regulations are administered by various governmental authorities including but not limited to:

(a)	Government of Canada
(i)	Canada Customs and Revenue Agency (taxation)
(ii)	Canadian Environmental Assessment Agency, Environment Canada (environ-mental protection)
(iii)	Natural Resources Canada (land use and conservation)
(iv)	Dept. of Fisheries and Oceans (land use and conservation)
(v)	Dept. of Indian Affairs and Northern Development (land use and conservation)

(b)	Government of Nunavut
(vi)	Dept. of Sustainable Development (mineral tenure, development and use)
(vii)	Nunavut Planning Commission (land use and conservation)
(viii)	Nunavut Water Board, (environmental protection) (land use and conservation)
(ix)	Dept. of Finance (taxation)
(x)	Nunavut Impact Review Board (mine plans, labour rights and relations)
(xi)	Dept. of Culture, Language, Elders and Youth (mine plans, labour rights and relations)
(xii)	Kivalliq Inuit Association (land use and conservation)

All dollar values are in Canadian dollars unless otherwise indicated.

(c)	Kivalliq Designated Inuit Organization
(xiii)	Inuit Impact and Benefit Agreement (tax assessment)
(xiv)	Keewatin Regional Land Use Plan (building permitting)
(xv)	Kivalliq Inuit Association (business licensing)

(d)	Government of the United States of America

(e)	Government of California

(f)	Government of Montana

(g)	Government of Nevada

In addition, the current and future operations of the Company, from current exploration through to future development activities and production, require permits, licenses and approvals from some of these governmental authorities. The Company has obtained all government licenses, permits and approvals necessary for the operation of its business to date, however, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on the Company, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring the Company’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on the Company and its business and could result in the Company not meeting its business objectives.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties, or require abandonment or delays in development of its mining properties. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail production, development or exploration.

The Company’s Activities are Subject to Extensive Environmental Protection Requirements

All phases of the Company’s operations are subject to federal, provincial and local environmental regulation in the various jurisdictions in which it operates, which potentially could make operations expensive or prohibit them altogether. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set for limitation on the generation, transportation, storage and disposal of sold and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or prevent operations all together.  Environmental hazards may exist (on the properties on which the Company holds and will hold interests) which are unknown to the Company at present and which have been caused by previous or existing owner or operation of the properties.

All dollar values are in Canadian dollars unless otherwise indicated.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations, which could potentially make operations expensive or prohibit them altogether. To the extent such future approvals are required and not obtained, the Company may be curtailed or prohibited from restarting, continuing or proceeding with planned exploration or development of the Resource Property.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the development of resource properties may be required to compensate those suffering loss or damage by reason of the mining activities, and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Conflicts of Interest

Certain of the directors and officers of the Company may also serve as directors and officers of other companies involved in gold and precious and base metals or other natural resource exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on any matters in which such directors may have a conflict of interest.

The Company does not Pay Dividends

The Company has never paid a cash dividend. Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in the Company’s securities other than possible capital gains.

Supply/Demand Outlook for Metals

The Company believes that there are a significant number of external forces acting on supply and demand of base and precious metals. The metal markets for nickel, copper, platinum and palladium demonstrate considerable volatility, and the Company is unable to predict future metal prices with any certainty.

TRANSACTIONS WITH RELATED PARTIES

During the nine months ended November 30, 2009, the Company had one transaction with a related party.  Ross Glanville & Associates Ltd., a company owned by a director of Starfield, was engaged to perform consulting work. Fees of $5,000 were incurred.

The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

OFF-BALANCE SHEET TRANSACTIONS

The Company has not entered into any off-balance sheet transactions.

All dollar values are in Canadian dollars unless otherwise indicated.

PENDING TRANSACTION

To the best of management’s knowledge, there are no other pending transactions that will materially affect the performance or operation of the Company.

SIGNIFICANT ACCOUNTING POLICIES

i.	Deferred mineral properties

The costs of exploration are capitalized as incurred, as deferred costs, until such time as the properties are put into commercial production, at which time the costs incurred will be charged to operations on a unit-of-production basis over the estimated mine life. During the course of acquiring, exploring and developing potential mining properties, the Company must comply with government regulated environmental evaluation, updating and reclamation requirements. To date, no significant disturbances have occurred. Upon abandonment or sale of a property, all deferred costs relating to the property will be expended in the year of such abandonment or sale. The Company’s recorded value of its deferred mineral properties is based on historical costs that are expected to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is exposed to a number of risks and there is always the potential for a material adjustment to the value assigned to these assets. Such risks also extend to the evaluation of fair values of net assets upon acquisition.

ii.	Stock based compensation

The Company follows the fair value method of accounting for its stock-based compensation. The fair value of the stock options awarded is determined at the grant date using the Black-Scholes option pricing model that takes into account the exercise price, expected life of the option/warrant, expected volatility of the underlying shares, expected dividend yield, and the risk free interest rate for the term of the option/warrant. These assumptions are based on the current market conditions at the time of the option grant. Assumptions can vary widely from grant to grant which can materially affect the fair value calculated. The associated fair value is recognized over the vesting period as a stock-based compensation expense charged to the statement of operations or capitalized to mineral properties. Consideration paid for the shares on the exercise of stock options is credited to capital stock.

Recent Accounting Pronouncements

Other than as disclosed in the February 28, 2009 audited financial statements and as described in the following paragraph, there are no new accounting pronouncements that are expected to impact the Company.

The Canadian Institute of Chartered Accountants (“CICA”) has issued the following new standards which may affect the financial disclosures and results of operations of the Company.

The CICA plans to transition Canadian GAAP for public companies to International Financial Reporting Standards (“IFRS”). The effective changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011. A high level analysis has been made to identify areas affected by the change. The impact of this analysis and the transition to IFRS on the Company’s financial statements is currently being assessed. Training in IFRS for key accounting staff commenced during 2008 and the audit committee has made the conversion to IFRS as a standard agenda item for its quarterly meetings. The Company has commenced “Phase 2 - Planning and Implementation” which is to develop a detailed project plan and evaluate the potential key impacts and options available under the IFRS framework.  Work is ongoing and the Company has the time and resources to move the project forward in the time allowed for full implementation.  As the effects are quantified, the Company will be making ongoing disclosures.

All dollar values are in Canadian dollars unless otherwise indicated.

In October 2008, the CICA issued Handbook Section 1582, Business Combinations, which establishes new standards for accounting for business combinations. It provides the Canadian equivalent to IFRS 3. This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Company will assess the impact of this section prior to implementation.

Also in October 2008, the CICA issued Handbook Sections 1601, Consolidated Financial Statements and 1602, Non-controlling Interests to replace Section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statement whereas Section 1602 establishes standards to provide guidance on accounting for non-controlling interests subsequent to a business combination. It is equivalent to the corresponding provisions found in International Accounting Standards (“IAS”) 27. This is effective for fiscal years beginning on or after January, 2011. The Company does not expect these standards to have any material impact on its financial statements.

OTHER

Shares issued and outstanding

As at January 8, 2010, the Company had 508,212,607 shares issued and outstanding as well as 32,549,404 million options and 27,982,787 million warrants. The exercise of all outstanding options and warrants would generate cash proceeds of $37.1 million. The dollar value contribution of only in-the-money options and warrants would be approximately $0.2 million.

Disclosure for Issuers without Significant Revenue

Additional disclosure concerning Starfield’s general and administrative expenses and deferred mineral costs is provided in the Company’s statement of operations and the accompanying notes contained in its audited financial statements for February 28, 2009 that is available on its SEDAR Page Site accessed through www.sedar.com.

Disclosure Controls and Procedures

The CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures and assessed the design of the Company's internal controls over financial reporting (“ICFR”) as of November 30, 2009, pursuant to the requirements of National Instrument 52-109.

There has been no change in the Company’s ICFR during the quarter ended November 30, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

All dollar values are in Canadian dollars unless otherwise indicated.

Approval

The audit committee members and the board of directors of Starfield have approved the disclosure contained in this quarterly MD&A.

This MD&A is available on Starfield’s SEDAR Page Site accessed through www.sedar.com.

Other Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.starfieldres.com.

All dollar values are in Canadian dollars unless otherwise indicated.